No. 812-13776
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER PURSUANT TO SECTIONS
57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1
UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE
PROHIBITED BY SECTION 57(a)(4) OF THAT ACT

BLACKROCK KELSO CAPITAL CORPORATION,
BLACKROCK KELSO MEZZANINE PARTNERS I, LLC,
BKCA MEZZANINE ADVISORS, LLC, AND
BLACKROCK KELSO CAPITAL ADVISORS LLC

40 East 52nd Street
21st Floor
New York, NY 10022
(212) 810-5800

All Communications, Notices and Orders to:

Michael B. Lazar
Chief Operating Officer
BlackRock Kelso Capital Corporation
and
Laurence D. Paredes, Esq.
BlackRock Kelso Capital Advisors LLC

40 East 52nd Street
21st Floor
New York, NY 10022
(212) 810-5800

Copies to:
Steven B. Boehm, Esq.
Cynthia M. Krus, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

August 25, 2011

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

BLACKROCK KELSO CAPITAL
CORPORATION,
BLACKROCK KELSO MEZZANINE
PARTNERS I, LLC,
BLACKROCK KELSO CAPITAL
ADVISORS LLC,
AND
BKCA MEZZANINE ADVISORS, LLC

40 East 52nd Street
21st Floor
New York, NY 10022
(212) 810-5800

File No. 812-13776
Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

AMENDMENT NO. 1 TO
APPLICATION FOR AN ORDER
PURSUANT TO SECTIONS 57(a)(4)
AND 57(i) OF THE INVESTMENT
COMPANY ACT OF 1940, AND RULE
17d-1 UNDER THE ACT PERMITTING
CERTAIN JOINT TRANSACTIONS
OTHERWISE PROHIBITED BY
SECTION 57(a)(4) OF THAT ACT.

BlackRock Kelso Capital Corporation (the “Company”), BlackRock Kelso Mezzanine Partners I, LLC, (the “Affiliated Fund”), BlackRock Kelso Capital Advisors LLC (“BKCA”) and BKCA Mezzanine Advisors, LLC ( “BKCM”, together with BKCA, the “Advisors”) (collectively, the “Applicants”) hereby apply for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder,1 authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4).

  1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and the rules thereunder.

In particular, the relief requested in this application (the “Application”) would allow the Company and the Affiliated Fund, along with any future entity that is advised by the Advisors or any affiliate thereof, and that is an affiliated person of the Company as defined in Section 2(a)(3)(C) (a “Future Co-Investment Affiliate”), to co-invest in the same issuers of securities (“portfolio companies”).
All existing entities that currently intend to rely on the Order have been named as applicants, and any future entities that may rely on the Order in the future will comply with its terms and conditions.
I.	GENERAL DESCRIPTION OF THE APPLICANTS
A.	The Company
The Company was organized under the General Corporation Law of the State of Delaware on April 13, 2005 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company.  On May 24, 2005, the Company filed a registration statement on Form 10 to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”).  Accordingly, the Company is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act.  On July 22, 2005, the Company filed a notice of its election to be regulated as a business development company (“BDC”) under the 1940 Act2 on Form N-54A.  It completed the initial public offering of its shares of common stock in July 2007.  The Company’s common stock is traded on the NASDAQ Global Select Market under the ticker symbol “BKCC.”  The Company’s principal place of business is 40 East 52nd Street, 21st Floor, New York, NY 10022.

  2 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

The Company has made an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future.
The Company’s investment objective is to generate both current income and capital appreciation through debt and equity investments.  It operates as a financial services company that invests primarily in mezzanine, junior debt and distressed investments in middle market companies with proven management teams, attractive market positions and the ability to generate sustainable free cash flow.  Investment decisions for the Company are made by BKCA in accordance with policies approved by the Company’s Board of Directors (the “Board”).
As of  June 30, 2011 the Company’s capital available for investment (“Available Capital”) was approximately $315 million.  The Company’s total assets as of  June 30, 2011 were approximately $1 billion.  The Company intends to re-file its shelf registration statement with the Commission.  While the Company has no current plans to raise additional capital from public or private sources, it may in the future determine to access the capital markets to the extent that the Board determines that it would be in the best interest of the Company and its shareholders to do so.
B.	The Affiliated Fund
The Affiliated Fund was organized as a limited liability company under the laws of the Commonwealth of Virginia on March 3, 2010.  The Affiliated Fund’s investment objective is identical to that of the Company – to generate both current income and capital appreciation – and it intends to invest primarily in mezzanine, junior debt and distressed investments in middle market companies with proven management teams, attractive market positions and the ability to generate sustainable free cash flow.  Investment decisions for the Affiliated Fund are made by BKCM, its managing member.  The Affiliated Fund is a private fund that is excepted from the definition of an investment company by reason of Section 3(c)(7) and is not registered under the 1940 Act nor is it subject to regulation under the 1940 Act as a BDC.

Under the terms of its operating agreement, the Affiliated Fund is subject to specific investment limitations with respect to, among other things, target returns and investment concentration.  As of June 30, 2011, the Affiliated Fund’s Available Capital was approximately $160.8 million.  The Affiliated Fund’s total assets as of  June 30, 2011 were approximately $61.4 million.  The Affiliated Fund may raise additional capital to the extent that, (i) the investor in the Affiliated Fund (the "Investor") authorizes an amendment to the operating agreement to allow for additional investors3, or (ii) the Investor increases its overall capital commitment to the Affiliated Fund.  At the present time, the Affiliated Fund has no specific intention to raise additional capital.
C.	The Advisors
BKCA is a Delaware limited liability company that was organized on May 19, 2005, and serves as the investment adviser to the Company.  The investment team of BKCA includes investment professionals who have extensive experience in commercial lending, investment banking, accounting, corporate law and private equity investing.
BKCM is a Delaware limited liability company that was organized on November 30, 2009.  It serves as the investment adviser to the Affiliated Fund.  BKCM and BKCA are controlled by the same persons and will utilize substantially identical personnel.  Based on the foregoing, Applicants assume that these entities will likely be treated as a single entity for purposes of this Application.  Collectively, BKCA and BKCM are referred to herein as the Advisors.

3 The managing member's authorization is required to adopt any amendment that has the effect of reducing the rights or privileges of its interests.

II.	RELIEF FOR PROPOSED CO-INVESTMENTS
A.	Co-Investment in Portfolio Companies by the Company and Company Affiliates
1.	Mechanics of the Co-Investment Program
The Investor, an existing institutional investor in the Company that would like to increase its exposure to the types of assets in which the Company invests, expressed interest in investing through a private fund managed by the principals of BKCA.  Accordingly, the Investor and BKCM formed a private fund (i.e., the Affiliated Fund) to hold assets similar to those targeted by the Company.  Upon issuance of the requested Order, as noted above, the Affiliated Fund will operate pursuant to an investment objective and investment strategies that are identical to those of the Company, except to the extent that restrictions imposed by its operating agreement, and the investment and allocation procedures adopted by the Advisors place limitations on the Affiliated Fund.  Specifically, the Affiliated Fund is restricted from making an investment in a new portfolio company unless the investment has a projected internal rate of return of at least 12% per year and an intended holding period of not less than one year.  In addition, the Affiliated Fund is prohibited from investing (i) more than 20% of its committed capital in any single portfolio company, (ii) more than 20% of their committed capital in equity investments, and (iii) in debt investments having maturity dates that are more than ten years from the date of acquisition.  Any new portfolio company that does not meet this criteria would, therefore, only be considered for investment by the Company. Accordingly, such limitations would cause the Affiliated Fund to have less, and not more, investment flexibility than the Company and thus the Company will have access to more, and not fewer, investment opportunities.  Nonetheless, the Company and the Affiliated Fund will routinely seek to co-invest in portfolio companies (the “Co-Investment Program” and each investment, a “Co-Investment Transaction”).

In selecting investments for the Company, BKCA will consider only the investment objective, investment strategies, investment position, total assets, Available Capital, and other pertinent factors applicable to the Company.  Likewise, when selecting investments for the Affiliated Fund, BKCM will consider only the investment objective, investment strategies, investment position, total assets, Available Capital, and other pertinent factors applicable to the Affiliated Fund.  However, as each of these two entities has identical investment objectives and investment strategies (except as noted above), the Advisors anticipate that a potential investment that is appropriate for one entity will almost always be appropriate for the other.  It is possible, however, that a potential investment may not be appropriate for both the Company and the Affiliated Fund due to regulatory, tax, investment, or other restrictions, but may be appropriate for one entity.  The relative Available Capital of the Company, the Affiliated Fund or a Future Co-Investment Affiliate; compliance by the Company with RIC status requirements; the restrictions noted above placed on the Affiliated Fund; 1940 Act restrictions (such as those under Section 55(a)) applicable to the Company; investments that do not comply with, are prohibited by, or would otherwise cause the Company to no longer comply with the provisions under its credit facility; investments having substantial original issue or market discount or paid-in-kind interest or dividends; and investments that would adversely affect the industry diversification sought to be maintained by the Company are among the limitations that could determine the extent to which each of these entities would participate in a particular investment opportunity.

Under the Co-Investment Program, co-investment between the Company and the Affiliated Fund would be the norm, rather than the exception.  Under the Co-Investment Program, each Co-Investment Transaction would be allocated between the Company and the Affiliated Fund based upon the relative total assets of each fund (i.e., fund size) and subject to the Available Capital of each.  For this purpose, Available Capital refers to liquid assets not held for permanent investment, including cash, amounts that can currently be drawn down from lines of credit, marketable securities held for short-term purposes, and bona fide uncalled capital commitments that can be called by the settlement date of the Co-Investment Transaction. The investment assets of the Company and the Affiliated Fund will generally consist of illiquid securities held to maturity (in the case of debt instruments) or until a liquidity event (i.e., a merger, initial public offering, or recapitalization), often out of the control of the Company, occurs. Other than imminent liquidity events that Applicants specifically anticipate, Applicants would not consider an otherwise illiquid asset as part of Available Capital.
  These relative allocation percentages (“Relative Allocation Percentages”) would be approved each quarter or, as necessary or appropriate, between quarters by both the full Board and the required majority of directors (within the meaning of Section 57(o)) (the “Required Majority”) eligible to vote under Section 57(o) of the Act (the “Eligible Directors”) and may be adjusted in their sole discretion for any reason, including, among other things, changes in the total assets of the Company or the Affiliated Fund and/or the Available Capital of each, or in the case of a specific investment, to the extent the Company’s participation at a certain level could cause the Company to fail to meet the diversification or other requirements necessary for it to qualify as a RIC under the Code.  The Company will not materially deviate from its co-investment strategies except as may be required by applicable law.  Applicants are not aware of any such requirement at this time.

Applicants believe that the allocation methodology discussed above is the most appropriate under the present circumstances.  The use of relative total assets subject to Available Capital as the metric for Co-Investment Transactions most fairly reflects, in the view of the Advisors in the exercise of their fiduciary duty, the relative capacities of the Company and the Affiliated Fund to access an investment opportunity appropriate for either.  Because the standard will be subject to the parameters discussed above, and because the Co-Investment Transactions will be reviewed at least quarterly by the Board, the opportunity for the Company to be disadvantaged vis-à-vis the Affiliated Fund should be substantially eliminated.  Applicants have considered other potential allocation methodologies but believe that the current methodology presents the best opportunity for an equitable result.
No Independent Director would have a direct or indirect financial interest in any Co-Investment Transaction or any portfolio company other than through such Independent Director’s interest (if any) in securities of the Company.
The Co-Investment Program as a whole has been approved by both the full Board and the Required Majority.  The Relative Allocation Percentages will be approved by both the full Board and the Required Majority prior to the implementation of the Co-Investment Program, and any deviations from the Relative Allocation Percentages for any investment, by the Company or the Affiliated Fund, would require prior approval by both the full Board and the Eligible Directors.   However, the Board need not give any such approval.
As noted above, when selecting portfolio companies, the Advisors would only consider the investment objective, investment strategies, investment position, total assets, Available Capital, and other pertinent factors applicable to the Company and the Affiliated Fund, respectively.  Thus, if it is determined that following the Relative Allocation Percentages with respect to a particular investment is not appropriate for either the Company or the Affiliated Fund, BKCA can ask the full Board and the Eligible Directors to consider an exception from the Relative Allocation Percentages.

Additionally, the Board, including the Eligible Directors, would review information on all co-investment activity on a quarterly basis to ensure that the Relative Allocation Percentages are being adhered to, and to give the Board the opportunity to evaluate the Co-Investment Program and, to the extent it deems necessary or appropriate, to change the Relative Allocation Percentages.
All subsequent activity (i.e., exits, follow-on investments or the exercise of warrants, conversion privileges and other rights associated with such investments) in a Co-Investment Transaction will be made pursuant to the conditions contained in this Application.
The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to the Affiliated Fund’s purchase be identical to those applicable to the Company’s purchase.
2.	Reasons for Co-Investing
Co-investment in portfolio companies by the Company and the Affiliated Fund may increase favorable investment opportunities for the Company.  The Co-Investment Program has been approved by the Board and the Required Majority on the basis that it would be advantageous for the Company to have the additional capital from the Affiliated Fund available to meet the funding requirements of attractive investments in portfolio companies.  A BDC that makes investments of the type contemplated by the Company and the Affiliated Fund typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment.  In addition, the Code imposes diversification requirements on companies, such as the Company, which seek certain favorable tax treatment under Subchapter M of the Code.4

4 See I.R.C. § 851(b)(4).

In view of the foregoing, in cases where BKCA identifies investment opportunities requiring larger capital commitments than the Company can make, it must seek the participation of other entities with similar investment objectives.  In that regard, portfolio companies may reject an offer of funding arranged by BKCA due to the Company’s inability to commit the full amount of financing required by the portfolio company in a timely manner (e.g., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission).  However, with the assets of the Affiliated Fund available for co-investment, there should be an increase in the number of opportunities accessible to the Company, thereby affording the Company the ability to achieve greater diversification in its portfolio.
BKCA and the Board believe that it will be advantageous for the Company to co-invest with the Affiliated Fund and that such investments would be consistent with the investment objective, investment strategies, investment positions, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company.  As noted above, to the extent that BKCA and BKCM believes that a proposed Co-Investment Transaction is not appropriate for either the Company or the Affiliated Fund, respectively, BKCA can request that the Board and the Eligible Directors examine such proposed investment and make a finding as to whether a deviation from the Relative Allocation Percentages is appropriate.
BKCA believes that co-investing with the Affiliated Fund will afford the Company the opportunity to exercise greater influence on the portfolio companies in which the Company and the Affiliated Fund co-invest.   This greater influence would arise because, by being part of a larger financing transaction, the Company could negotiate more favorable terms for its investments.  Thus, more protective covenants and/or a more favorable interest rate or structure could result, either of which would be beneficial to the Company and its shareholders.

The establishment of the separate Affiliated Fund structure could enable the Investor to obtain larger allocations of potential investments than the Investor would receive if it had invested in the Company (i.e., if the Affiliated Fund did not exist).  However, because the existence of the Affiliated Fund increases the total amount available for investment and thus, offers investment opportunities that would not otherwise be available for the Company, the establishment of the Affiliated Fund benefits the Company and its shareholders.
B.	Applicable Law
1.	Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder
Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant.  Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).  Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

2.	Section 57(b) of the 1940 Act and Rule 57b-1 thereunder
Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply.  These persons include the following:  (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D) an affiliated person of such person.
Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a).  Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.
Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.  The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as:  “(C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person.”
C.	Need For Relief
Transactions effected as part of the Co-Investment Program would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Fund falls within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder.  Because BKCA and BKCM are controlled by the same persons and have substantially identical personnel, BKCA and BKCM could be deemed to be affiliated persons within the meaning of Section 2(a)(3) by virtue of being under common control.  Thus, the Affiliated Fund could be deemed to be a person related to the Company in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program.
D.	Requested Relief
Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-1, permitting the Affiliated Fund, and any Future Co-Investment Affiliates, to participate with the Company in the Co-Investment Program.

E.	Precedents
The Commission has granted co-investment relief on numerous occasions in recent years.5  Although the various precedents involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.

5 Ridgewood Capital Energy Growth Fund, LLC, et.al. (File No. 812-13569), Release No. IC-28982 (Oct. 23, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et. al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (Nov. 22, 2005) (order), Release No. IC-27120 (Oct. 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III. Inc. (File No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherrv Lane Growth Fund. Inc.  (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund. Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc., (File No. 812-9028), Release No. IC-20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners. L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital, Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P., (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 8127133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

F.	Applicants’ Legal Arguments
Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i).  Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.  Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.
Applicants submit that the formulae for the allocation of co-investment opportunities between the Company and the Affiliated Fund, and other protective conditions set forth in this Application, will ensure that the Company will be treated fairly.
The conditions to which the requested relief will be subject are designed to ensure that the Advisors would not be able to favor the Affiliated Fund over the Company through the allocation of investment opportunities between them.  Because almost every attractive investment opportunity for the Company will also be an attractive investment opportunity for the Affiliated Fund, Applicants submit that the Co-Investment Program and the use of the Relative Allocation Percentages present an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100 percent of individual investment opportunities to one of the entities as opportunities arise.

Under the Co-Investment Program, participation will be based on proportional allocation using a pre-determined formula, the Relative Allocation Percentages.  There would not appear to be any provision, policy, or purpose of the 1940 Act with which such participation, on the basis proposed, is inconsistent. Applicants submit that the Company’s participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.
G.	Conditions
Applicants agree that any Order granting the requested relief will be subject to the following conditions:
1.           Each time BKCA considers an investment with the Affiliated Fund, BKCA will make an independent determination of the appropriateness of the investment for the Company.
2.           (a)           If BKCA deems that the Company’s participation in the investment is appropriate, then such investment will be made pursuant to the Relative Allocation Percentages, unless BKCA determines that investment pursuant to the Relative Allocation Percentages is not appropriate for that investment.  The Relative Allocation Percentages will be determined by both the full Board and the Required Majority in advance and will be based upon the total assets of both the Company and the Affiliated Fund and subject to the Available Capital of each.  The Relative Allocation Percentages will be approved each quarter, or as necessary or appropriate, between quarters, by both the full Board and the Required Majority, and may be adjusted, for subsequent transactions, in their sole discretion for any reason, including, among other things, changes in the Available Capital of the Company vis-à-vis the Available Capital of the Affiliated Fund.

(b)           If BKCA deems that the Company’s participation in the Co-Investment Transaction is appropriate, but that investment pursuant to the Relative Allocation Percentages is not appropriate, then BKCA will recommend an appropriate level of investment for the Company and in turn, the Affiliated Fund.  If the aggregate amount recommended by BKCA for the Company to be invested in such Co-Investment Transaction, together with the amount proposed to be invested by the Affiliated Fund in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on a ratio of the total assets of the Company to the total assets of the Affiliated Fund and subject to the Available Capital of each.6  BKCA will provide the Eligible Directors with information concerning the Affiliated Fund’s Available Capital to assist the Eligible Directors with their review of the Company’s investments for compliance with these allocation procedures.  After making the determinations required in this paragraph (b), BKCA will distribute written information concerning the Co-Investment Transaction, including the amount proposed to be invested by the Affiliated Fund, to the members of the Board considered to not be “interested persons” of the Company within the meaning of Section 2(a)(19) (the “Independent Directors”) for their consideration.  Outside of the Relative Allocation Percentages, the Company will co-invest with the Affiliated Fund only if, prior to the Company’s and the Affiliated Fund’s participation in the Co-Investment Transaction, a Required Majority concludes that:

6 For example, if the Company has $1 million in total assets and the Affiliated Fund has $250,000 in total assets and an opportunity for an $100,000 investment arises appropriate for both the Company and the Affiliated Fund, then the Company would have the opportunity to invest $75,000 and the Affiliated Fund would have the opportunity to invest $25,000.  However, if the Available Capital of the Company were $50,000, then the Company would invest $50,000 and the Affiliated Fund would have the opportunity to invest up to $50,000, depending on the Available Capital of the Affiliated Fund.

(i)           the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching of the Company or its stockholders on the part of any person concerned;
(ii)           the transaction is consistent with
(A)           the interests of the stockholders of the Company; and
(B)           the Company’s investment objectives and policies (as described in the Company’s registration statement on Form N-2 and other filings made with the Commission by the Company under the Securities Act of 1933, as amended (the “1933 Act”), any reports filed by the Company with the Commission under the 1934 Act, and the Company’s reports to stockholders);
(iii)           the investment by the Affiliated Fund would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of the Affiliated Fund; provided, that if the Affiliated Fund, but not the Company, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(b)(iii), if
(A)           the Eligible Directors shall have the right to ratify the selection of such director or board observer, if any, and

(B)           BKCA agrees to, and does, provide, periodic reports to the Company’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and
(iv)           the proposed investment by the Company will not benefit the Advisors or the Affiliated Fund or any affiliated person of either of them (other than the Company), except to the extent permitted under Sections 17(e) and 57(k) of the 1940 Act.
3.           The Advisors have the right to withhold the Company’s or the Affiliated Fund’s participation in any Co-Investment Transaction, or to invest less than the amount proposed on the Company’s and/or the Affiliated Fund’s behalf.  BKCA’s decision to withhold the Company’s participation in any Co-Investment Transaction will not preclude BKCM from determining that such investment opportunity would be appropriate for the Affiliated Fund independently, and vice versa.
4.           Except for follow-on investments made pursuant to condition 7 below, the Company and the Affiliated Fund will not invest in any portfolio company in which BKCA knows or should know that the Affiliated Fund or any affiliated person of the Affiliated Fund is an existing investor.
5.           The Company will not participate in any Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, registration rights, if any, and other rights will be the same for the Company as for the Affiliated Fund.  The grant to the Affiliated Fund, but not the Company, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 5, if conditions 2(b)(iii)(A) and (B) are met.

6.           Any sale, exchange, or other disposition by the Company or the Affiliated Fund of an interest in a security that was acquired in a Co-Investment Transaction will be accomplished pro rata based on the original investment of each participant unless BKCA formulates a recommendation for participation in a disposition on a non-pro rata basis and such recommendation is approved by the Required Majority on the basis that such non-pro rata disposition is in the best interest of the Company.  The Company and the Affiliated Fund will each bear its own expenses in connection with any disposition, and the terms and conditions of any disposition will apply equally to each participant.
7.           Any “follow-on investment” (i.e., an additional investment in the same entity) by the Company or the Affiliated Fund, or any exercising of warrants, conversion privileges or other rights associated with securities of the issuer in a portfolio company whose securities were acquired in a Co-Investment Transaction will be accomplished pro rata based on the original investment of each participant unless BKCA formulates a recommendation for participation in the proposed transaction on a non-pro rata basis and such recommendation is approved by the Required Majority on the basis that such non-pro rata participation is in the best interest of the Company.  The acquisition of follow-on investments as permitted by this condition will be subject to the other conditions set forth in the application.
8.           The Independent Directors will be provided quarterly for review all information concerning (1) all investments made by the Affiliated Fund during the preceding quarter, and (2) Co-Investment Transactions, during the preceding quarter, including investments made by the Affiliated Fund which the Company considered but declined to participate in, so that the Independent Directors may determine whether the conditions of the order have been met.  In addition, the Independent Directors will consider at least annually the continued appropriateness of the standards established for co-investments by the Company, including whether the use of the standards continues to be in the best interests of the Company and its shareholders and does not involve overreaching on the part of any person concerned.

9.           The Company will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the investments permitted under these conditions were approved by the Independent Directors under Section 57(f).
10.           No Independent Directors will also be a director, general partner or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of, the Affiliated Fund.
11.           The expenses, if any, associated with acquiring or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by BKCM under its investment advisory agreement with the Affiliated Fund, be shared by the Company and the Affiliated Fund in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.
12.           Any transaction fee (including break-up or commitment fees but excluding broker's fees contemplated by Section 17(e)(2) of the 1940 Act) received in connection with a Co-Investment Transaction will be distributed to the Company and the Affiliated Fund on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction.  The Affiliated Fund or any affiliated person of the Company will not receive additional compensation or remuneration of any kind (other than (i) the pro rata transaction fees described above and (ii) investment advisory fees (including base management and incentive management fees) paid in accordance with investment advisory agreements with the Company and the Affiliated Fund) as a result of or in connection with a Co-Investment Transaction.

III.	PROCEDURAL MATTERS
A.	Communications
Please address all communications concerning this Application and the Notice and Order to:

Michael B. Lazar
Chief Operating Officer
BlackRock Kelso Capital Corporation
and
Laurence D. Paredes, Esq.
BlackRock Kelso Capital Advisors LLC

40 East 52nd Street
21st Floor
New York, NY 10022
(212) 810-5800

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:
Steven B. Boehm, Esq.
Cynthia M. Krus, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

B.	Authorizations
The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Company’s Board at its meeting held on May 5, 2010.  A copy of the resolution then adopted by the Company’s Board reflecting the foregoing authorizations is attached hereto as Exhibit B.  The filing of this Application by the other Applicants was authorized by their respective managing members or general partners, as applicable, pursuant to authority granted to such persons by their respective operating agreements.  Each of the foregoing authorizations remains in effect.

Pursuant to the requirements of the Investment Company Act of 1940, the Applicants have duly signed this Application this 25th day of August, 2011.
BLACKROCK KELSO CAPITAL CORPORATION

By:    /s/ Michael B. Lazar
Michael B. Lazar, Chief Operating Officer

ATTEST:

    /s/ Laurence D. Paredes
Laurence D. Paredes, Secretary

BLACKROCK KELSO MEZZANINE PARTNERS I, LLC

By:    /s/ Michael B. Lazar
Michael B. Lazar, Authorized Person

BKCA MEZZANINE ADVISORS, LLC

By:    /s/ Michael B. Lazar
     Michael B. Lazar, Member

BLACKROCK KELSO CAPITAL ADVISORS LLC

By:    /s/ Michael B. Lazar
     Michael B. Lazar, Chief Operating Officer

EXHIBIT A

Verification Required by Rule 0-2(d)

The undersigned states that he has duly executed the attached Application for an Order pursuant to Section 57(i) granting an exemption from Sections 57(a)(4) and 17(d) of the Investment Company Act of 1940 and Rule 17d-1 thereunder, dated August 25, 2011, for and on behalf of BlackRock Kelso Capital Corporation, BlackRock Kelso Mezzanine Partners I, LLC, BlackRock Kelso Capital Advisors LLC and BKCA Mezzanine Advisors, LLC, that he is the Chief Operating Officer of BlackRock Kelso Capital Corporation; that he has been authorized by BlackRock Kelso Mezzanine Partners I, LLC, BlackRock Kelso Capital Advisors LLC and BKCA Mezzanine Advisors, LLC to execute the attached Application in the name of and/or on behalf of BlackRock Kelso Mezzanine Partners I, LLC, BlackRock Kelso Capital Advisors LLC and BKCA Mezzanine Advisors, LLC; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

    /s/ Michael B. Lazar
Michael B. Lazar

EXHIBIT B
Resolution of the Board of Directors of BlackRock Kelso Capital Corporation

Authorization to Apply for Exemptive Relief

RESOLVED, that the Chief Executive Officer, the Chief Operating Officer, Chief Financial Officer and the Secretary (each an “Authorized Officer” and collectively, the “Authorized Officers”) of BlackRock Kelso Capital Corporation (the “Company”) be, and each of them hereby is, authorized, empowered and directed to prepare, with the assistance of counsel, and to sign and file with the Securities and Exchange Commission (the “Commission”) on behalf of the Company, any applications, and any supplements or amendments thereto, for orders of the Commission under Section 57(a)(4), 57(i) and Rule 17d-1 of the Investment Company Act of 1940 (the “1940 Act”) and/or any other applicable section of the 1940 Act or any Rule thereunder, for such exemptions from such provisions of the 1940 Act or Rules thereunder as such officer, upon the advice of counsel, may deem necessary or advisable.

RESOLVED, that upon issuance of an order of exemptive relief by the Commission in accordance with the terms and conditions of the above-described application, the Company is authorized to act in accordance with the provisions of such order.

General Authorization

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, to take such additional actions, make all expenditures and to execute and deliver on behalf of the Company such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolutions, his authority therefore to be conclusively evidenced by the taking of any such action or the execution or delivery of any such documents; and further

Ratification

RESOLVED, that all actions by any and all officers and agents of the Company taken or performed prior to the date hereof in respect of the matters referred to in the foregoing resolutions be and such actions here by are, approved, ratified and confirmed in all respects.